UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

Abengoa Yield appoints Javier Garoz as new CEO

May 19, 2015 – Abengoa Yield (NASDAQ: ABY, the “Company”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, announced today that its board of directors accepted the resignation as CEO of Santiago Seage due to his appointment as CEO of Abengoa, at the meeting held on May 18, 2015.

During that meeting, the board of directors unanimously approved the appointment of Javier Garoz as the new CEO with immediate effect. Javier Garoz was until now CEO of Abengoa Bioenergy and is a director of Abengoa Yield.

In addition, the board has accepted the resignation of Manuel Sanchez as Chairman of the Company, and has appointed Santiago Seage for that position. Manuel Sanchez will continue as a director in Abengoa Yield.

Santiago Seage and Javier Garoz will meet with investors in London, Boston and New York during the course of this week and will be working together during the transition period.

The board of directors of Abengoa Yield appreciates the excellent work of Santiago Seage as CEO during the launch and initial stage and of the Company.

About Abengoa Yield

Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North America, South America and certain markets in EMEA. We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.abengoayield.com).

EVP and Chief Financial Officer Eduard Soler E-mail: ir@abengoayield.com Communication Department Patricia Malo de Molina Tel: +34 954 93 71 11 E-mail: communication@abengoa.com	Investor Relations Leire Perez Tel: +44 20 7098 4384 E-mail: ir@abengoayield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: May 19, 2015